SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                    8x8, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   282912 10 4
                                 (CUSIP Number)


                                 Pierre Ollivier
                    Group Vice President and General Counsel
                             STMicroelectronics N.V.
                         39, Chemin du Champ des Filles
                              1228 Plan-Les-Ouates
                               Geneva, Switzerland
                          Telephone: 011-41-22-929-2929
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                    Copy to :
                            Michael J. Coleman, Esq.
                             Shearman & Sterling LLP
                                 1080 Marsh Road
                          Menlo Park, California 94025
                            Telephone: (650) 838-3600


                                December 23, 2003
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box: [ ]


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject Class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                        Page 1 of 12 Total Pages

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CUSIP No. 757209101                13D                        Page 2 of 12 Pages


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          STMicroelectronics N.V.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                     (a)     [ ]
                     (b)     [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS:  WC
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e):  [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:
          The Netherlands
-------------------------------- ------ ----------------------------------------
 NUMBER OF SHARES BENEFICIALLY   7      SOLE VOTING POWER:
           OWNED BY                     2,202,000 shares of common stock
             EACH                ------ ----------------------------------------
      REPORTING PERSON           8      SHARED VOTING POWER:
             WITH                       0
                                 ------ ----------------------------------------
                                 9      SOLE DISPOSITIVE POWER:
                                        2,202,000 shares of common stock
                                 ------ ----------------------------------------
                                 10     SHARED DISPOSITIVE POWER:
                                        0
-------------------------------- ------ ----------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          2,202,000 shares of common stock
--------- ----------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.41%*
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:  CO
--------- ----------------------------------------------------------------------

* Based on 34,309,526 shares of common stock outstanding at November 30, 2003, as declared by 8x8, Inc. in its Registration Statement on Form S-3, as filed with the Commission on December 12, 2003.


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CUSIP No. 757209101                13D                        Page 3 of 12 Pages



         This Amendment No. 1 ("Amendment No. 1") amends the Statement on
Schedule 13D (as amended, the "Schedule 13D") filed with the United States Securities and Exchange Commission (the "Commission") on March 3, 2000, by STMicroelectronics N.V. ("ST"), a corporation with limited liability organized under the laws of the Netherlands, with respect to shares of common stock, par value $0.001 per share (the "Common Stock") of 8x8, Inc., a Delaware corporation ("8x8").

         Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D and Commission rules and regulations. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

Item 2.    Identity and Background.

         ST's principal business is to design, develop, manufacture and market a broad range of semiconductor integrated circuits ("ICs") used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. ST's principal business offices are 39, Chemin du Champ des Filles, 1228 Plan-Les-Oautes, Geneva, Switzerland. Certain information regarding members of ST's Supervisory Board, Managing Board and executive officers is set forth on Annex A, which is incorporated by reference herein. Annex A of the Schedule 13D is amended and restated in its entirety to read as the Annex A attached to this Amendment No. 1.

         During the last five years, none of ST or any of the persons named on Annex A have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.    Purpose of Transaction.

         The following paragraph is added to the end of Item 4:

         On December 18, 2003, 8x8, Inc. announced that ST-designee Christos Lagomichos had resigned from 8x8's Board of Directors. ST's current intention is to sell additional shares of Common Stock of 8x8 in accordance with applicable law, depending on 8x8's financial condition, business operations and prospects, the market price of 8x8's Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors.

Item 5.    Interest in Securities of the Issuer.

         Based on 8x8's Registration Statement on Form S-3 filed with the SEC on December 12, 2003, 8x8 had 34,309,526 shares of Common Stock outstanding at November 30, 2003.

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CUSIP No. 757209101                13D                        Page 4 of 12 Pages



         Between December 23, 2003 and December 26, 2003, ST sold an aggregate of 1,498,000 shares of Common Stock in open-market brokers' transactions pursuant to Rule 144 of the Securities Act. The following table sets forth for each such transaction (i) the date of such transaction, (ii) the number of shares of Common Stock sold and (iii) the sale price per share of Common Stock:

                         Number of Shares of             Sale Price Per Share of
Date of Transaction:      Common Stock Sold:                Common Stock Sold:
     12/23/2003                   66,000                         $4.90
     12/23/2003                   24,000                         $4.91
     12/23/2003                   37,500                         $4.92
     12/23/2003                    5,000                         $4.95
     12/23/2003                    5,000                         $4.96
     12/23/2003                    7,500                         $4.98
     12/23/2003                  117,350                         $5.00
     12/23/2003                   43,000                         $5.01
     12/23/2003                   25,900                         $5.02
     12/23/2003                   23,300                         $5.04
     12/23/2003                   20,300                         $5.05
     12/23/2003                    3,000                         $5.05
     12/23/2003                    5,400                         $5.06
     12/23/2003                   13,750                         $5.06
     12/23/2003                    3,000                         $5.07
     12/24/2003                  167,500                         $4.70
     12/24/2003                    5,000                         $4.72
     12/24/2003                    7,500                         $4.73
     12/24/2003                  180,000                         $4.75
     12/24/2003                   57,500                         $4.76
     12/24/2003                  222,500                         $4.78
     12/24/2003                   25,000                         $4.79
     12/24/2003                   60,000                         $4.80
     12/24/2003                   35,000                         $4.81
     12/24/2003                   10,000                         $4.82
     12/24/2003                   10,000                         $4.85
     12/26/2003                  210,000                         $4.60
     12/26/2003                   12,500                         $4.61
     12/26/2003                   15,500                         $4.62
     12/26/2003                   20,000                         $4.63
     12/26/2003                   12,500                         $4.65
     12/26/2003                   30,000                         $4.66

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CUSIP No. 757209101                13D                        Page 5 of 12 Pages



                         Number of Shares of             Sale Price Per Share of
Date of Transaction:      Common Stock Sold:                Common Stock Sold:
     12/26/2003                    5,000                         $4.69
     12/26/2003                    5,000                         $4.71
     12/26/2003                    7,500                         $4.72


         As of the date of the filing of this Amendment No. 1, after giving effect to the transactions described above, ST beneficially owns 2,202,000 shares of Common Stock, representing approximately 6.41% of 8x8's outstanding Common Stock.

CUSIP No. 757209101                13D                        Page 6 of 12 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amenment No. 1 to the Statement on Schedule 13D is true, complete and correct.

Dated:   December 29, 2003

                                            STMicroelectronics N.V.


                                            By:  /s/ Piero Mosconi
                                                 ----------------------------
                                                 Name:  Piero Mosconi
                                                 Title: Corporate Vice President
                                                        and Treasurer

CUSIP No. 757209101                13D                        Page 7 of 12 Pages


                                     ANNEX A

         MEMBERS OF THE SUPERVISORY BOARD, MANAGING BOARD AND EXECUTIVE
                       OFFICERS OF STMICROELECTRONICS N.V.


         The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of STMicroelectronics N.V. Unless otherwise indicated, the business address of the persons listed below is our head offices at WTC Schipol Airport, Schipol Boulevard 265, 1118 BH Schipol Airport, Amsterdam, The Netherlands.

                        MEMBERS OF THE SUPERVISORY BOARD

Name                                  Current Principal Occupation, Address and Citizenship

Bruno Steve                           Position:        Chairman of the Supervisory Board of STMicroelectronics
                                                       N.V. and president of the board of statutory auditors of
                                                       Alitalia S.p.A., Atitech S.p.A. and Alitalia Airport S.p.A.
                                      Address:         c/o STMicroelectronics N.V.
                                                       WTC Schipol Airport
                                                       Schipol Boulevard 265
                                                       1118 BH Schipol Airport
                                                       Amsterdam, The Netherlands
                                      Citizenship:     Italian
Tom de Waard                          Position:        Member of the Supervisory Board of STMicroelectronics N.V.
                                                       and Managing Partner of Clifford Change LLP
                                      Address:         c/o Clifford Chance LLP
                                                       Droogbak 1A, 1013 GE Amsterdam
                                                       PO Box 251, 1000 AG Amsterdam
                                                       The Netherlands
                                      Citizenship:     Dutch
Remy Dullieux                         Position:        Member of the Supervisory Board of STMicroelectronics N.V.
                                                       and France Telecom Executive Manager for the Northern and
                                                       Eastern areas of France and member of the board of
                                                       directors of FT1CI
                                      Address:         France Telecom
                                                       6, place d'Alleray
                                                       75015 Paris, France
                                      Citizenship:     French


CUSIP No. 757209101                13D                        Page 8 of 12 Pages

                        MEMBERS OF THE SUPERVISORY BOARD

Name                                  Current Principal Occupation, Address and Citizenship

Douglas Dunn                          Position:        Member of the Supervisory Board of STMicroelectronics N.V.
                                                       and President and Chief Executive Officer of ASM
                                                       Lithography Holding N.V., and serves as a member of the
                                                       boards of directors of ARM plc,  Sendo plc and MEDEA+.
                                      Address:         c/o ASML N.V.
                                                       De Run 1110
                                                       La Veldhoven, The Netherlands
                                      Citizenship:     English
Riccardo Gallo                        Position:        Member of the Supervisory Board of STMicroelectronics N.V.,
                                                       Chairman of the Italian Institute for Industrial Promotion
                                      Address:         c/o Institute for Industrial Promotion
                                                       Via Le Maresciallo Pilsudski 124
                                                       00197 Rome, Italy
                                      Citizenship:     Italian
Francis Gavois                        Position:        Member of the Supervisory Board of STMicroelectronics N.V.
                                                       and member of the board of directors of FT1CI, Plastic
                                                       Omnium and the Consortium de Realisation (CDR)
                                      Address:         c/o STMicroelectronics N.V.
                                                       WTC Schipol Airport
                                                       Schipol Boulevard 265
                                                       1118 BH Schipol Airport
                                                       Amsterdam, The Netherlands
                                      Citizenship:     French
Alessandro Ovi                        Position:        Member of the Supervisory Board of STMicroelectronics N.V.,
                                                       Special Advisor to the President of the European Community
                                                       and member of the boards of directors of Seat S.p.A.,
                                                       Carnegie Mellon University, N.W. Fund and Corporation
                                                       Development Committee of the Massachusetts Institute of
                                                       Technology
                                      Address:         c/o STMicroelectronics N.V.
                                                       WTC Schipol Airport
                                                       Schipol Boulevard 265
                                                       1118 BH Schipol Airport
                                                       Amsterdam, The Netherlands
                                      Citizenship:     Italian


CUSIP No. 757209101                13D                        Page 9 of 12 Pages

                        MEMBERS OF THE SUPERVISORY BOARD

Name                                  Current Principal Occupation, Address and Citizenship


Robert M. White                       Position:        Member of the Supervisory Board of STMicroelectronics N.V.,
                                                       University Professor and Director of the Data Storage
                                                       Systems Center at Carnegie Mellon University, member of the boards of directors of Read-Rite, Inc. and Silicon
                                                       Graphics, Inc.
                                      Address:         Carnegie Mellon University
                                                       5000 Forbes Avenue
                                                       Pittsburgh, PA 15213, USA
                                      Citizenship:     American

            SOLE MEMBER OF THE MANAGING BOARD AND EXECUTIVE OFFICERS

Name                                  Current Principal Occupation, Address and Citizenship

Pasquale Pistorio                     Position:        President and Chief Executive Officer and Sole Member of
                                                       the Managing Board
                                      Citizenship:     Italian
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland
Georges Auguste                       Position:        Corporate Vice President, Total Quality and Environmental
                                                       Management
                                      Citizenship:     French
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland
Laurent Bosson                        Position:        Corporate Vice President, Front-end Manufacturing
                                      Citizenship:     French
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland


CUSIP No. 757209101                13D                       Page 10 of 12 Pages

            SOLE MEMBER OF THE MANAGING BOARD AND EXECUTIVE OFFICERS

Name                                  Current Principal Occupation, Address and Citizenship

Carlo Bozotti                         Position:        Corporate Vice President, Memory Products Group
                                      Citizenship:     Italian
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland
Salvatore Castorina                   Position:        Corporate Vice President, Discrete and Standard ICs Group
                                      Citizenship:     Italian
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland
Andrea Cuomo                          Position:        Corporate Vice President, Application Systems and
                                                       Technology Group
                                      Citizenship:     Italian
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland
Alain Dutheil                         Position:        Corporate Vice President, Strategic Planning and Human
                                                       Resources
                                      Citizenship:     French
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland
Carlo Ferro                           Position:        Corporate Vice President, Chief Financial Officer
                                      Citizenship:     Italian
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland
Philippe Geyres                       Position:        Corporate Vice President, Consumer and Microcontroller Group
                                      Citizenship:     French
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland


CUSIP No. 757209101                13D                       Page 11 of 12 Pages

            SOLE MEMBER OF THE MANAGING BOARD AND EXECUTIVE OFFICERS

Name                                  Current Principal Occupation, Address and Citizenship

Jean-Claude Marquet                   Position:        Corporate Vice President, Asia/Pacific Region
                                      Citizenship:     French
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland
Pier Angelo Martinotti                Position:        Corporate Vice President, New Ventures Group
                                      Citizenship:     Italian
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland
Joel Monnier                          Position:        Corporate Vice President, Central Research and Development
                                      Citizenship:     French
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland
Piero Mosconi                         Position:        Corporate Vice President, Treasurer
                                      Citizenship:     Italian
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland
Carmelo Papa                          Position:        Corporate Vice President, Emerging Markets
                                      Citizenship:     Italian
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland
Richard Pieranunzi                    Position:        Corporate Vice President, Americas Region
                                      Citizenship:     American
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland


CUSIP No. 757209101                13D                       Page 12 of 12 Pages

            SOLE MEMBER OF THE MANAGING BOARD AND EXECUTIVE OFFICERS

Name                                  Current Principal Occupation, Address and Citizenship

Aldo Romano                           Position:        Corporate Vice President, Telecommunications, Peripherals
                                                       and Automotive Group
                                      Citizenship:     Italian
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland
Giordano Seragnoli                    Position:        Corporate Vice President, Back-end Manufacturing and
                                                       Subsystems Products Group
                                      Citizenship:     Italian
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland
Keizo Shibata                         Position:        Corporate Vice President, Japan Region
                                      Citizenship:     Japanese
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland
Enrico Villa                          Position:        Corporate Vice President, European Region
                                      Citizenship:     Italian
                                      Address:         c/o STMicroelectronics N.V.
                                                       39 Chemin du Champ des Filles,
                                                       1228 Plan-Les-Ouates
                                                       Geneva, Switzerland
